FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For November 22, 2002

                         PRECISION DRILLING CORPORATION
                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7


(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                  Form 20F      [_]             Form 40-F       [X]


(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of
1934)

                  Yes           [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                      N/A
                                      ---

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      PRECISION DRILLING CORPORATION



                                      Per: /s/ Jan Campbell
                                           -------------------------
                                               Jan Campbell
                                               Corporate Secretary


Date: November 25, 2002

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]

                               PRECISION DRILLING
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS            PERIODS ENDED SEPTEMBER 30, 2002

FINANCIAL HIGHLIGHTS
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED SEPTEMBER 30             NINE MONTHS ENDED SEPTEMBER 30
                                         ----------------------------------------- ---------------------------------------------
FINANCIAL RESULTS                               2002          2001      % CHANGE              2002             2001    % CHANGE
---------------------------------------------------------------------------------- ---------------------------------------------
Revenue                                  $   382,830   $   474,016        (19.2)    $    1,294,898   $    1,497,588      (13.5)
Operating earnings (1)                        23,626        90,287        (73.8)           144,304          307,849      (53.1)
Earnings before goodwill amortization         12,246        49,588        (75.3)            82,402          176,650      (53.4)
Net earnings                                  12,246        41,648        (70.6)            82,402          152,830      (46.1)
Diluted earnings per share:
     Before goodwill amortization               0.22          0.92        (76.1)              1.51             3.25      (53.5)
     After goodwill amortization                0.22          0.77        (71.4)              1.51             2.81      (46.3)
Cash flow  (2)                                25,490       109,978        (76.8)           154,720          372,389      (58.5)
Cash flow per share - diluted (2)               0.46          2.05        (77.6)              2.83             6.84      (58.6)
================================================================================================================================


--------------------------------------------------------------------------------
                                                  September 30,     December 31,
Financial Position                                        2002             2001
--------------------------------------------------------------------------------

Working capital                                    $   194,054      $  215,919
Long-term debt(3)                                  $   440,466      $  496,200
Long-term debt to long-term debt plus equity (3)          0.22            0.26
================================================================================
(1)     See footnote on page 2
(2) Cash flow is defined as "Funds provided by operations" in the financial statements
(3)     Excludes current portion of long-term debt

Earnings per share before goodwill amortization of $0.22 was down significantly from the $0.92 registered in the third quarter of 2001. Similarly, earnings per share before goodwill amortization, for the nine months ended September 30, declined to $1.51 in 2002 compared to $3.25 in 2001.

Activity levels in Canada and the US have been negatively impacted by continued skepticism as to the sustainability of relatively high commodity prices, particularly natural gas. The strong cash flow being generated by our customers is being directed to strengthening balance sheets in the face of these uncertain times. In addition, wet weather conditions in many Canadian drilling regions in August and September hampered the movement of oilfield service equipment to wellsite locations.

We continue to invest in our international businesses to increase our geographic presence to enable us to rapidly deploy the new tools being introduced by our Technology Services Group. Certain international operations, such as South America, are being negatively impacted by regional political and economic conditions.


                                       PRECISION DRILLING 2002 INTERIM REPORT  1

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]

The 2001 comparative numbers have been restated to give effect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US dollar denominated long-term debt. This new standard, which is consistent with US practice, resulted in a decrease in earnings per share of $0.03 for each of the three and nine month periods ended September 30, 2001.

The continued shift of the Corporation's revenue stream from domestic to international is illustrated in the following graphs.

                           [GRAPHIC OMITTED - PIE CHART]
--------------------------------------------------------------------------------
REVENUE BY GEOGRAPHIC DISTRIBUTION
2002: NINE MONTHS ENDED SEPTEMBER 30        2001: NINE MONTHS ENDED SEPTEMBER 30
TOTAL: $1,294.9 MILLION                     TOTAL: $1,497.6 MILLION
REST OF WORLD    33%                        REST OF WORLD    25%
CANADA           67%                        CANADA           75%
--------------------------------------------------------------------------------

The following graphs illustrate the continued transition of the Corporation in providing diversified services to our customers.

                           [GRAPHIC OMITTED - PIE CHART]
--------------------------------------------------------------------------------
REVENUE BY SEGMENT
2002: NINE MONTHS ENDED SEPTEMBER 30        2001: NINE MONTHS ENDED SEPTEMBER 30
TOTAL: $1,294.9 MILLION                     TOTAL: $1,497.6 MILLION
TECHNOLOGY SERVICES    38%                  TECHNOLOGY SERVICES    34%
RENTAL & PRODUCTION    17%                  RENTAL & PRODUCTION    14%
CONTRACT DRILLING      45%                  CONTRACT DRILLING      52%
--------------------------------------------------------------------------------

SEGMENT REVIEW
(Stated in thousands of dollars)

------------------------------------------------------------------------------------
                                       Three Months Ended         Nine Months Ended
                                          September 30              September 30
                                   ------------------------  -----------------------
                                        2002         2001         2002         2001
-----------------------------------------------------------  -----------------------
Operating earnings: (1)
     Contract Drilling Group       $  26,842    $  75,657    $ 143,851    $ 227,457
     Technology Services Group        (7,840)      12,597      (15,782)      59,501
     Rental and Production Group      10,322        8,610       37,149       42,404
     Corporate and Other              (5,698)      (6,577)     (20,914)     (21,513)
------------------------------------------------------------------------------------
                                   $  23,626    $  90,287    $ 144,304    $ 307,849
====================================================================================

(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.


2   PRECISION DRILLING 2002 INTERIM REPORT

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]

CONTRACT DRILLING GROUP
(Stated in thousands of dollars, except per day/hour amounts)

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
THREE MONTHS ENDED SEPTEMBER 30               2002    REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                  $ 155,369             $  242,385
Expenses:
     Operating                             108,429       69.8     142,787       58.9
     General and administrative              6,348        4.1       7,641        3.1
     Depreciation and amortization          14,552        9.3      16,402        6.8
     Foreign exchange                         (802)      (0.5)       (102)        --
-------------------------------------------------------------------------------------
Operating earnings                       $  26,842       17.3  $   75,657       31.2
=====================================================================================
                                                                             % CHANGE
-------------------------------------------------------------------------------------
Number of drilling rigs (end of period)        241                    244       (1.2)
Drilling operating days                      7,845                 10,974      (28.5)
Drilling revenue per operating day       $  14,185             $   16,335      (13.2)
Number of service rigs (end of period)         242                    257       (5.8)
Service rig operating hours                 92,988                127,642      (27.1)
Service revenue per operating hour       $     418             $      405        3.2
=====================================================================================

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
NINE MONTHS ENDED SEPTEMBER 30                2002    REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                   $583,955              $ 783,277
Expenses:
     Operating                             370,008       63.4     472,365       60.3
     General and administrative             23,367        4.0      25,188        3.2
     Depreciation and amortization          46,829        8.0      59,305        7.6
     Foreign exchange                         (100)       -        (1,038)      (0.1)
-------------------------------------------------------------------------------------
Operating earnings                        $143,851       24.6   $ 227,457       29.0
=====================================================================================
                                                                             % CHANGE
-------------------------------------------------------------------------------------
Number of drilling rigs (end of period)        241                    244       (1.2)
Drilling operating days                     26,208                 37,190      (29.5)
Drilling revenue per operating day        $ 16,067              $  15,728        2.2
Number of service rigs (end of period)         242                    257       (5.8)
Service rig operating hours                297,222                392,543      (24.3)
Service revenue per operating hour        $    449              $     421        6.7
=====================================================================================

The Contract Drilling Group revenue declined year over year by 36% and 25%, respectively, for the three and nine month periods ended September 30, 2002.

Consistent with overall industry activity, the utilization rate for our Canadian drilling rig fleet declined to 34% in the third quarter of 2002 compared to 47% in the same period in 2001. Reduced demand for drilling rigs has resulted in downward pressure on pricing. Average revenue per drilling day has declined by 14% in the third quarter of 2002 compared to the same period in 2001. Third quarter drilling activity in Canada was focused on shallow gas and heavy oil wells.

International drilling operations saw activity decline in the third quarter of 2002 versus 2001 primarily as a result of a reduction in the number of rigs working in Venezuela, where political and economic instability has reduced oilfield activity. This was partially offset by additional rigs working in Mexico.

The service rig operation was impacted by many of the same factors as the Canadian drilling operation. Activity levels, as measured by operating hours, declined by 27% year over year in the third quarter, however, average hourly rig rates increased by 3% over the same period.


                                     PRECISION DRILLING 2002 INTERIM REPORT    3

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


TECHNOLOGY SERVICES GROUP
(Stated in thousands of dollars)

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
THREE MONTHS ENDED SEPTEMBER 30               2002    REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                  $ 161,569              $ 170,307
Expenses:
     Operating                             122,182       75.6     115,195       67.6
     General and administrative             23,847       14.8      22,600       13.3
     Depreciation and amortization          13,028        8.1      12,295        7.2
     Research and engineering                8,990        5.6       7,187        4.2
     Foreign exchange                        1,362        0.8         433        0.3
-------------------------------------------------------------------------------------
Operating earnings                       $ (7,840)       (4.9)  $  12,597        7.4
=====================================================================================
                                                                              % CHANGE
-------------------------------------------------------------------------------------
Wireline jobs performed                      7,818                  9,592       (18.5)
Directional wells drilled                      369                    317        16.4
Well testing/CPD (1) man-days
     (Canada only)                          10,415                 17,824       (41.6)
=====================================================================================

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
NINE MONTHS ENDED SEPTEMBER 30                2002    REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                  $ 494,756              $ 504,719
Expenses:
     Operating                             370,930       75.0     323,189       64.0
     General and administrative             67,054       13.6      61,494       12.2
     Depreciation and amortization          42,704        8.6      36,548        7.2
     Research and engineering               25,278        5.1      22,434        4.5
     Foreign exchange                        4,572        0.9       1,553        0.3
-------------------------------------------------------------------------------------
Operating earnings                       $ (15,782)      (3.2)  $  59,501       11.8
=====================================================================================
                                                                            % CHANGE
-------------------------------------------------------------------------------------
Wireline jobs performed                     23,391                 29,829      (21.6)
Directional wells drilled                    1,156                    914       26.5
Well testing/CPD (1) man-days
     (Canada only)                          36,964                 46,133      (19.9)
=====================================================================================

(1)      CONTROLLED PRESSURE DRILLING (CPD)

The Technology Services Group experienced a marginal decline in revenue from $170.3 million in the third quarter of 2001 to $161.6 million in 2002. Revenue declines of 25% and 32% in Canada and the US, respectively, were offset by increases in all of the group's other operating regions, namely Latin America, Europe/Africa, the Middle East and Asia/Pacific.

Operating earnings declined by $20.4 million in the third quarter of 2002 compared to the same period of 2001. Declines in Canadian and US revenue and operating earnings are consistent with the slowdown in North American oilfield activity whilst increased international revenue resulted from continued efforts to globalize this group's operations. Compared to the second quarter of 2002 revenue increased $14.6 million and operating earnings improved by $8.1 million. These improvements demonstrate the operating leverage associated with this group's multiple product lines. Research and engineering expenditures increased by $1.8 million in the third quarter, year over year, as work to develop and roll out new suites of wireline and drilling tools is being accelerated. Growth of our international infrastructures has also resulted in increased costs year over year.


4   PRECISION DRILLING 2002 INTERIM REPORT

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


RENTAL AND PRODUCTION GROUP
(Stated in thousands of dollars)

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
THREE MONTHS ENDED SEPTEMBER 30               2002    REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                  $  64,633              $  61,003
Expenses:
     Operating                              47,654       73.7      45,727       75.0
     General and administrative              3,113        4.8       3,212        5.3
     Depreciation and amortization           3,744        5.8       3,799        6.2
     Foreign exchange                         (200)      (0.3)       (345)      (0.6)
-------------------------------------------------------------------------------------
Operating earnings                       $  10,322       16.0   $   8,610       14.1
=====================================================================================
                                                                            % CHANGE
-------------------------------------------------------------------------------------
Equipment rental days (000's)                  151                    195      (22.6)
Number of compressor packages sold              14                     15       (6.7)
Plant maintenance man-days (000's)              64                     56       14.3
=====================================================================================

-------------------------------------------------------------------------------------
                                                         % OF                   % OF
NINE MONTHS ENDED SEPTEMBER 30               2002     REVENUE        2001    REVENUE
-------------------------------------------------------------------------------------
Revenue                                  $ 214,928              $ 207,804
Expenses:
     Operating                             156,972       73.0     145,600       70.1
     General and administrative              9,530        4.4       9,006        4.3
     Depreciation and amortization          11,336        5.3      11,052        5.3
     Foreign exchange                          (59)        --        (258)      (0.1)
-------------------------------------------------------------------------------------
Operating earnings                       $  37,149       17.3   $  42,404       20.4
=====================================================================================
                                                                            % CHANGE
-------------------------------------------------------------------------------------
Equipment rental days (000's)                  450                    683      (34.1)
Number of compressor packages sold              53                     43       23.3
Plant maintenance man-days (000's)             195                    169       15.4
=====================================================================================

The Rental and Production Group saw revenue remain relatively consistent with the prior year at $64.6 million in the third quarter of 2002 compared to $61.0 million in 2001, however, the business mix within the segment has changed significantly. The industrial plant maintenance operation accounted for 63% of segment revenue in the three months ended September 30, 2002 compared to 54% in the same period of 2001. This increase is primarily the result of commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oilsands projects in Northern Alberta.

The gas compression packaging business has maintained revenue and margins in the face of stiff competition. The decline in the oilfield rental business was consistent with the overall slow down of oilfield activity in Canada.

During the quarter, the industrial plant maintenance business acquired a vacuum truck operation in Northern Alberta. The utilization of these assets will be enhanced by using them for plant maintenance work in addition to their continued operation in the oil and gas drilling and well servicing market.

CORPORATE AND OTHER EXPENSES

Corporate and other expenses of $5.7 million for the third quarter was down $0.9 million from the same period last year. For the nine month period ended September 30, 2002 corporate and other expenses have dropped from $21.5 million in 2001 to $20.9 million for 2002. General and administrative costs included in corporate and other expenses are comprised primarily of head office functions.

OTHER ITEMS

Interest expense for the three months ended September 30, 2002 was $8.7 million, a drop of $1.6 million or 15% from the same period last year. The decline was a result of the drop in the average net debt outstanding from $621.7 million for the third quarter in 2001 to $530.6 million in 2002. Interest rates were largely unchanged at 6.6%. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash.


                                     PRECISION DRILLING 2002 INTERIM REPORT    5

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


The effective tax rate on earnings before income taxes, non-controlling interest and goodwill amortization for the third quarter was 21% down from 38% for the same quarter last year. The effective tax rate was impacted by losses taxed at higher rates in North America than earnings generated in lower tax jurisdictions.

Effective January 1, 2002 the Corporation adopted the new standard for accounting for goodwill and other intangible assets. Under the standard, goodwill is no longer amortized but tested for impairment at least annually. Accordingly, no goodwill amortization has been recorded in 2002. The Corporation has completed its initial assessment of the potential impairment of goodwill effective January 1, 2002 and has concluded that there is no indication of impairment. The annual test will be completed in the fourth quarter.

During the month of October, the Corporation issued 26,675 shares on exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's balance sheet has continued to strengthen during 2002. The ratio of long-term debt to long-term debt plus equity declined from 0.26 at December 31, 2001 to 0.22 at September 30, 2002 and working capital has decreased from $215.9 million to $194.1 million over the same period. In addition, pretax income interest coverage amounted to 5.6 times and annualized funds from operations as a percentage of total debt was 36%. Total debt is defined as long-term debt including current portion plus bank indebtedness. These statistics are in line with the Corporation's objective of maintaining a BBB+ credit rating.

The Corporation had unused lines of credit of $225.7 million at the end of the third quarter and has made net repayments of long-term debt of $57.8 million during the first nine months of 2002. Cash flow from operations year to date in 2002 has exceeded investment activities by $10.6 million while proceeds from the exercise of share purchase options and increases in short-term bank indebtedness added $41.3 million to cash resources.

The Corporation's total debt at September 30, 2002 amounted to $574.6 million of which 62% was at fixed interest rates and 38% was at floating rates. Precision remains well within the financial covenants associated with its credit facilities.

OUTLOOK

All indications point to traditionally strong first quarter 2003 activity levels in Canada, however fourth quarter 2002 activity levels remain stagnant due to uncooperative weather and uncertainty with respect to near term commodity pricing. Precision continues to believe that the fundamentals of natural gas supply and demand in North America should generate a solid long-term business environment for our operations. We continue to maintain a positive outlook for international markets and our expansion efforts therein.


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "PLAN", "SHOULD", "ANTICIPATE", "EXPECT","BELIEVE","WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO: FUTURE CAPITAL EXPENDITURES, INCLUDING THE AMOUNT AND NATURE THEREOF; OIL AND GAS PRICES AND SUPPLY AND DEMAND; EXPANSION AND OTHER DEVELOPMENT TRENDS OF THE OIL AND GAS INDUSTRY; BUSINESS STRATEGY; EXPANSION AND GROWTH OF THE CORPORATION'S BUSINESS AND OPERATIONS, INCLUDING THE CORPORATION'S MARKET SHARE AND POSITION IN THE DOMESTIC AND INTERNATIONAL OILFIELD SERVICES MARKETS; AND OTHER SUCH MATTERS.

THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY THE CORPORATION IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS WILL CONFORM WITH THE CORPORATION'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE CORPORATION'S EXPECTATIONS, INCLUDING: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EXISTENCE OF COMPETITORS, TECHNOLOGICAL CHANGES AND DEVELOPMENTS IN THE OIL AND GAS INDUSTRY; THE ABILITY OF OIL AND GAS COMPANIES TO RAISE CAPITAL; THE EFFECTS OF SEVERE WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF OPERATING RISKS INHERENT IN THE WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; POLITICAL CIRCUMSTANCES IMPEDING THE PROGRESS OF WORK IN ANY OF THE COUNTRIES IN WHICH THE CORPORATION DOES BUSINESS; IDENTIFYING AND ACQUIRING SUITABLE ACQUISITION TARGETS ON REASONABLE TERMS; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, INCLUDING STOCK MARKET VOLATILITY; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT THE DEMAND FOR, OR ABILITY TO PROVIDE, SERVICES OFFERED BY THE CORPORATION.

CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE CORPORATION WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE CORPORATION OR ITS BUSINESS OR OPERATIONS. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


6   PRECISION DRILLING 2002 INTERIM REPORT

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)


-----------------------------------------------------------------------------------------
                                                               September 30, December 31,
                                                                       2002         2001
-----------------------------------------------------------------------------------------
                                                                (unaudited)  (restated -
                                                                                  Note 4)
ASSETS
Current assets:
       Cash                                                      $   24,116   $   13,231
       Accounts receivable                                          422,242      474,528
       Inventory                                                    135,092      111,393
-----------------------------------------------------------------------------------------
                                                                    581,450      599,152
Property, plant and equipment, net of accumulated depreciation    1,462,636    1,418,609
Intangibles, net of accumulated amortization                         71,799       74,004
Goodwill                                                            545,377      545,377
Other assets                                                         12,340       14,216
-----------------------------------------------------------------------------------------
                                                                 $2,673,602   $2,651,358
=========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                         $  104,875   $   85,384
       Accounts payable and accrued liabilities                     243,513      253,342
       Income taxes payable                                           9,780       12,764
       Current portion of long-term debt                             29,228       31,743
-----------------------------------------------------------------------------------------
                                                                    387,396      383,233
Long-term debt                                                      440,466      496,200
Future income taxes                                                 323,582      355,078
Non-controlling interest                                              1,926          868
Shareholders' equity:
       Share capital                                                909,011      887,160
       Retained earnings                                            611,221      528,819
-----------------------------------------------------------------------------------------
                                                                  1,520,232    1,415,979
-----------------------------------------------------------------------------------------
                                                                 $2,673,602   $2,651,358
=========================================================================================
Common shares outstanding (000's)                                    53,944       53,176
Common share purchase options outstanding (000's)                     4,171        4,406
=========================================================================================

See accompanying notes to consolidated financial statements


                                     PRECISION DRILLING 2002 INTERIM REPORT    7

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (unaudited) (Stated in thousands of dollars, except per share amounts)

------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30                    SEPTEMBER 30
                                                   ---------------------------  ----------------------------
                                                      2002            2001              2002           2001
------------------------------------------------------------------------------  ----------------------------
                                                                  (restated -                    restated -
                                                                       Note 4)                       Note 4)
Revenue                                            $   382,830    $   474,016    $ 1,294,898    $ 1,497,588
Expenses:
       Operating                                       278,265        304,216        897,910        942,833
       General and administrative                       39,161         38,857        118,894        115,279
       Depreciation and amortization                    32,428         33,483        104,099        108,936
       Research and engineering                          8,990          7,187         25,278         22,434
       Foreign exchange                                    360            (14)         4,413            257
------------------------------------------------------------------------------------------------------------
                                                       359,204        383,729      1,150,594       1,189,739
------------------------------------------------------------------------------------------------------------
Operating earnings                                      23,626         90,287        144,304        307,849
Interest                                                 8,722         10,297         26,176         34,736
Dividend income                                             --             --            (39)        (1,106)
Gain on disposal of investments                         (1,000)            --         (1,000)        (1,356)
------------------------------------------------------------------------------------------------------------
Earnings before income taxes, non-controlling
       interest and goodwill amortization               15,904         79,990        119,167        275,575
Income taxes:
       Current                                          24,964          7,460         68,081         16,821
       Future                                          (21,625)        22,942        (32,374)        82,104
------------------------------------------------------------------------------------------------------------
                                                         3,339         30,402         35,707         98,925
Earnings before non-controlling interest
       and goodwill amortization                        12,565         49,588         83,460        176,650
Non-controlling interest                                   319             --          1,058             --
------------------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                   12,246         49,588         82,402        176,650
Goodwill amortization, net of tax  (Note 3)                 --          7,940             --         23,820
------------------------------------------------------------------------------------------------------------
Net earnings                                            12,246         41,648         82,402        152,830
Retained earnings, beginning of period (Note 4)        598,975        453,467        528,819        342,285
------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                   $   611,221    $   495,115    $   611,221    $   495,115
============================================================================================================
Earnings per share before goodwill amortization:
       Basic                                       $      0.23    $      0.93    $      1.54    $      3.34
       Diluted                                     $      0.22    $      0.92    $      1.51    $      3.25
------------------------------------------------------------------------------------------------------------
Earnings per share:
       Basic                                       $      0.23    $      0.78    $      1.54    $      2.89
       Diluted                                     $      0.22    $      0.77    $      1.51    $      2.81
------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                       53,944         53,107         53,944         53,107
Weighted average shares outstanding (000's)             53,923         53,091         53,599         52,884
Diluted shares outstanding (000's)                      54,871         53,772         54,717         54,419
============================================================================================================

See accompanying notes to consolidated financial statements


8    PRECISION DRILLING 2002 INTERIM REPORT

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited) (Stated in thousands of dollars, except per share amounts)

----------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED          NINE MONTHS ENDED
                                                               SEPTEMBER 30               SEPTEMBER 30
                                                   ----------------------------  -------------------------
                                                              2002       2001           2002         2001
-------------------------------------------------------------------------------  -------------------------
                                                                    (restated -                restated -
                                                                        Note 4)                    Note 4)
Cash provided by (used in):
Operations:
  Net earnings                                           $  12,246    $  41,648    $  82,402    $ 152,830
  Items not affecting cash:
      Depreciation and amortization                         32,428       33,483      104,099      108,936
      Goodwill amortization                                     --        7,940           --       23,820
      Gain on disposal of investments                       (1,000)          --       (1,000)      (1,356)
      Future income taxes                                  (21,625)      22,942      (32,374)      82,104
      Non-controlling interest                                 319           --        1,058           --
      Amortization of deferred financing costs                 323          326          971          978
      Unrealized foreign exchange loss (gain)
         on long-term debt                                   2,799        3,639         (436)       5,077
      ----------------------------------------------------------------------------------------------------
  Funds provided by operations                              25,490      109,978      154,720      372,389
  Changes in non-cash working capital balances             (11,465)     (40,015)      16,785      (79,669)
  --------------------------------------------------------------------------------------------------------
                                                            14,025       69,963      171,505      292,720
Investments:
  Business acquisitions, net of cash acquired (Note 3)      (3,050)      (2,883)      (3,050)     (32,255)
  Purchase of property, plant and equipment                (59,971)     (74,072)    (166,363)    (241,765)
  Purchase of intangibles                                      (63)      (5,762)      (2,149)      (5,762)
  Proceeds on sale of property, plant and equipment          8,386        6,068       25,688       19,323
  Proceeds on disposal of investments                        1,872           --        1,872        1,712
  Investments                                                   --         (745)        (147)        (745)
  --------------------------------------------------------------------------------------------------------
                                                           (52,826)     (77,394)    (144,149)    (259,492)
Financing:
  Increase in long-term debt                                24,507       16,967       34,626       16,967
  Repayment of long-term debt                               (5,994)      (5,243)     (92,439)     (63,520)
  Deferred financing costs on long-term debt                    --           --           --          (38)
  Issuance of common shares on exercise of options           1,826        1,102       21,851       18,235
  Issuance of common shares on exercise of warrants             --           --           --        2,370
  Change in bank indebtedness                               15,360       (5,395)      19,491      (27,944)
----------------------------------------------------------------------------------------------------------
                                                            35,699        7,431      (16,471)     (53,930)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                 (3,102)          --       10,885      (20,702)
Cash, beginning of period                                   27,218           --       13,231       20,702
----------------------------------------------------------------------------------------------------------
Cash, end of period                                      $  24,116    $      --    $  24,116    $      --
==========================================================================================================
Funds provided by operations per share:
  Basic                                                  $    0.47    $    2.07    $    2.89    $    7.04
  Diluted                                                $    0.46    $    2.05    $    2.83    $    6.84
==========================================================================================================

See accompanying notes to consolidated financial statements


                                     PRECISION DRILLING 2002 INTERIM REPORT    9

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(Tabular amounts stated in thousands of dollars, except per share amounts)

NOTE 1.  BASIS OF PRESENTATION

These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2001, except for accounting policy changes outlined in Notes 3, 4 and 5. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2001 contained in the Corporation's 2001 annual report.

NOTE 2. SEASONALITY OF OPERATIONS

The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

NOTE 3.  ACCOUNTING FOR BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE
         ASSETS

Effective January 1, 2002, the Corporation adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets.

Under the new business combination standard, the Corporation is required to use the purchase method to account for all business combinations and identify, separate from goodwill, other intangible assets that arise from contractual or legal rights or that can be separately sold.

In September, the Corporation acquired the business assets of Night Hawk Vacuum Services Ltd. for $3.1 million. The net assets acquired were substantially property, plant and equipment. No value was assigned to intangibles or goodwill.

Under the new standard for accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. As required, the Corporation has completed its initial assessment of the potential impairment of goodwill, effective January 1, 2002, and concluded that there is no indication of impairment. An assessment of potential goodwill impairment will be completed annually in the fourth quarter.

NOTE 4.  FOREIGN CURRENCY TRANSLATION

Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are no longer deferred and amortized but rather expensed as incurred.

As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt but are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million at January 1, 2002 ($115,000 at January 1, 2001).

NOTE 5.  STOCK-BASED COMPENSATION PLANS

Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options. The Corporation's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. As a result the Corporation has the option to apply either the intrinsic value based or the fair value based method of accounting for stock-based compensation awards granted to employees.

The Corporation has elected to apply the intrinsic value based method and accordingly, no compensation costs have been recognized in the financial statements. In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the nine month period ended


10    PRECISION DRILLING 2002 INTERIM REPORT

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


September 30, 2002 was $21.20 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.7%, average expected life of 3.9 years and expected volatility of 49%.

Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.
                                     Three Months Ended     Nine Months Ended
                                     September 30, 2002     September 30, 2002
--------------------------------------------------------------------------------
Net earnings    - As reported           $   12,246              $   82,402
                - Pro forma                 10,195                  78,408
Diluted EPS     - As reported           $     0.22              $     1.51
                - Pro forma                   0.19                    1.43
================================================================================

NOTE 6.  SEGMENT INFORMATION

                                               CONTRACT    TECHNOLOGY     RENTAL AND
                                               DRILLING      SERVICES     PRODUCTION     CORPORATE
THREE MONTHS ENDED SEPTEMBER 30, 2002             GROUP         GROUP          GROUP     AND OTHER          TOTAL
------------------------------------------------------------------------------------------------------------------
Revenue                                     $   155,369   $   161,569    $    64,633   $     1,259    $   382,830
Operating earnings                               26,842        (7,840)        10,322        (5,698)        23,626
Research and engineering                             --         8,990             --            --          8,990
Depreciation and amortization                    14,552        13,028          3,744         1,104         32,428
Assets                                        1,279,871     1,084,803        236,983        71,945      2,673,602
Capital expenditures*                            10,530        44,307          3,237         1,960         60,034
==================================================================================================================

THREE MONTHS ENDED SEPTEMBER 30, 2001 (1)
------------------------------------------------------------------------------------------------------------------
Revenue                                     $   242,385   $   170,307    $    61,003   $       321    $   474,016
Operating earnings                               75,657        12,597          8,610        (6,577)        90,287
Research and engineering                             --         7,187             --            --          7,187
Depreciation and amortization                    16,402        12,295          3,799           987         33,483
Assets                                        1,400,739       932,620        237,100        54,442      2,624,901
Capital expenditures*                            27,170        45,963          5,959           742         79,834
==================================================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 2002 (1)
------------------------------------------------------------------------------------------------------------------
Revenue                                     $   583,955   $   494,756    $   214,928   $     1,259    $ 1,294,898
Operating earnings                              143,851       (15,782)        37,149       (20,914)       144,304
Research and engineering                             --        25,278             --            --         25,278
Depreciation and amortization                    46,829        42,704         11,336         3,230        104,099
Assets                                        1,279,871     1,084,803        236,983        71,945      2,673,602
Capital expenditures*                            29,534       121,329         14,947         2,702        168,512
==================================================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 2001 (1)
------------------------------------------------------------------------------------------------------------------
Revenue                                     $   783,277   $   504,719    $   207,804   $     1,788    $ 1,497,588
Operating earnings                              227,457        59,501         42,404       (21,513)       307,849
Research and engineering                             --        22,434             --            --         22,434
Depreciation and amortization                    59,305        36,548         11,052         2,031        108,936
Assets                                        1,400,739       932,620        237,100        54,442      2,624,901
Capital expenditures*                            84,762       123,962         20,784        18,019        247,527
==================================================================================================================

*      excludes business acquisitions
(1) Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.


                                    PRECISION DRILLING 2002 INTERIM REPORT    11

INTERIM REPORT TO SHAREHOLDERS 2002             [GRAPHIC OMITTED - COMPANY LOGO]


HEAD OFFICE

PRECISION DRILLING CORPORATION

4200, 150-6th Avenue SW
Calgary, Alberta T2P 3Y7
Telephone: (403) 716-4500
Facsimile: (403) 264-0251
Website: www.precisiondrilling.com

DIRECTORS

W.C. (MICKEY) DUNN (3)
Edmonton, Alberta

ROBERT J. S. GIBSON (1) (3)
Calgary, Alberta

STEVEN C. GRANT (1) (2)
Houston, Texas

MURRAY K. MULLEN (2)
Calgary, Alberta

PATRICK M. MURRAY (1)
Dallas, Texas

FREDERICK W. PHEASEY (3)
Edmonton, Alberta

HANK B. SWARTOUT
Calgary, Alberta

H. GARTH WIGGINS (1)
Calgary, Alberta

(1)     Audit Committee Member
(2)     Compensation Committee Member
(3)     Corporate Governance Committee Member

OFFICERS
Hank B. Swartout
Chairman of the Board,
President and Chief Executive Officer

DALE E. TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

LARRY J. COMEAU
Senior Vice President
Technology Services Group

M.J. (MICK) MCNULTY
Vice President Business Development
and Treasurer

R.T. (BOB) GERMAN
Vice President Finance

JAN M. CAMPBELL
Corporate Secretary

BANKER

ROYAL BANK OF CANADA
Calgary, Alberta

LEGAL COUNSEL

BORDEN LADNER GERVAIS LLP
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

STOCK EXCHANGE LISTINGS
Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRADING PROFILE

TORONTO
January 1, 2002 to September 30, 2002
High:      $61.30
Low:       $36.74
Volume traded - 53.5 million

NEW YORK
January 1, 2002 to September 30, 2002
High:      US$39.24
Low:       US$23.10
Volume traded - 51.1 million

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
Calgary, Alberta

TRANSFER POINT

COMPUTERSHARE TRUST COMPANY, INC.
New York, New York

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of shareholder related services, including:

o     Change of address
o     Lost share certificates
o     Transfer of stock to another person
o     Estate settlement

You can call our Transfer Agent toll free at:
1-800-558-0046

You can write them at:
COMPUTERSHARE TRUST COMPANY OF CANADA
600, 530-8th Avenue SW
Calgary, Alberta T2P 3S8

Or you can email them at:
CAREGISTRYINFO@COMPUTERSHARE.COM

Shareholders of record who receive more than one copy of this interim report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION
Anyone with access to the Internet can view this interim report electronically at www.precisiondrilling.com


12    PRECISION DRILLING 2002 INTERIM REPORT